Pricing Supplement dated February 6, 1997                       Rule 424(b)(3)
(To Prospectus dated March 9, 1994 and                       File No. 33-52359
Prospectus Supplement dated March 9, 1994)


                        TOYOTA MOTOR CREDIT CORPORATION

                        Medium-Term Note - Floating Rate
________________________________________________________________________________

Principal Amount:  $100,000,000              Trade Date: February 6, 1997
Issue Price:  100%                       Original Issue Date: February 14, 1997
Initial Interest Rate:  See "Additional      Net Proceeds to Issuer: $99,825,000
                Terms of the Notes"          Principal's Discount
Interest Payment Period: Semiannual              or Commission: 0.175%
Stated Maturity Date: February 15, 2002
________________________________________________________________________________

Calculation Agent: Morgan Guaranty Trust Company
Interest Calculation:
    [ ]  Regular Floating Rate Note       [ ]  Floating Rate/Fixed Rate Note
    [ ]  Inverse Floating Rate Note             (Fixed Rate Commencement
          (Fixed Interest Rate):                 Date):
    [X]  Other Floating Rate Note                   (Fixed Interest Rate):
          (see attached)

    Interest Rate Basis: [ ]  CD Rate [ ] Commercial Paper Rate [ ] Prime Rate
            [ ]  Eleventh District Cost of Funds Rate [ ]  Federal Funds Rate
            [ ]  LIBOR   [ ]  Treasury Rate       [X]  Other (see attached)
                     If LIBOR, Designated LIBOR Page:  [ ]  Reuters Page:
                                              [ ]  Telerate Page:

    Initial Interest Reset Date: August 15, 1997      Spread (+/-): N/A
    Interest Reset Period: Semiannual                 Spread Multiplier:  N/A
    Interest Reset Dates:    August 15,           Maximum Interest Rate: N/A
        and February 15
    Interest Payment Dates: August 15               Minimum Interest Rate: 0.0%.
      and February 15, commencing                   Index Maturity: N/A
      August 15, 1997                             Index Currency: N/A

Day Count Convention:
    [ ]  30/360 for the period from               to
    [ ]  Actual/360 for the period from               to
    [X]  Actual/Actual for the period from 2/14/97 to 2/15/02

Redemption:
    [X] The Notes cannot be redeemed prior to the Stated Maturity Date.
    [ ] The Notes may be redeemed prior to Stated Maturity Date.
        Initial Redemption Date: N/A
        Initial Redemption Percentage: N/A
        Annual Redemption Percentage Reduction: N/A

Repayment:
    [x] The Notes cannot be repaid prior to the Stated Maturity Date.
    [ ] The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
        Optional Repayment Date(s):
        Repayment Price:     %

Form:  [x] Book-entry            [ ] Certificated

                 (Continued on the following page)

Currency:
    Specified Currency:  U.S. dollars
        (If other than U.S. dollars, see attached)
    Minimum Denominations:
        (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [x] No
    Total Amount of OID:
    Yield to Maturity:
    Initial Accrual Period:

                  ----------------------------------------
         An investment in the Notes to which this Pricing Supplement relates presents certain risks that should be carefully
                           considered by investors.
                             See "Risk Factors"
                  ----------------------------------------
                          J.P. Morgan Securities Inc.

                        ADDITIONAL TERMS OF THE NOTES

        As described below, the Consumer Price Index for all Urban Consumers, as published by the Bureau of Labor Statistics of the Department of Labor (the "BLS") will determine the amount of interest payable on the Notes offered by this Pricing Supplement (the "Notes"). For further information on historical changes to the Consumer Price Index, see "Risk Factors -- Consumer Price Index" and "Historical Data" below. For information concerning certain of the risks attendant to a purchase of the Notes, see "Risk Factors" below. For certain tax consequences to holders of the Notes, see "Certain U.S. Tax Considerations" below.

        The Notes will be issued as a global security in denominations of U.S. $10,000 and any integral multiple of U.S. $5,000 in excess thereof.

Interest

        The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of these Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), published monthly by the BLS. The CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and ethical drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns.

        The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100. For example, if the CPI for the 1982-1984 reference period is 100, an increase of
16.5 percent from that period would be shown as 116.5. The CPI for a particular month is released and published during the following month. From time to time, the CPI is rebased to a more recent base reference period. The base reference period for these Notes will be the 1982-1984 average equal to 100.0.

        The "Reference CPI" for the first day of any calendar month is the CPI for the third preceding calendar month as released and published by the BLS in the second preceding calendar month. For example, the Reference CPI applicable to April 1 in any year is the CPI for January of such year, which is released and published in February. The Reference CPI for any other day of a month is determined by a linear interpolation between the Reference CPI applicable to the first day of the month in which such day falls (in the example, January) and the Reference CPI applicable to the first day of the month immediately following (in the example, February). (In other words, the "Reference CPI" for an Interest Payment Date on other than the first day of the month would be calculated by adding (i) the Reference CPI applicable to the month in which such Interest Payment Date occurs (for this purpose, the "Interest Payment Month") and (ii) the product of (A) the difference between the Reference CPI applicable to the month immediately following the Interest Payment Month and the Reference CPI applicable to the Interest Payment Month and (B) the ratio of the actual number of days in the calculation period (as defined in the next sentence) to the actual number of days in the Interest Payment Month.) The calculation period shall mean the period commencing with the first day of the Interest Payment Month and ending with but not including the Interest Reset Date (as defined below under "Determination of Semi-Annual Coupon").

        For purposes of calculating the interest due under the Notes, if a previously reported CPI is revised by the BLS, the Calculation Agent will continue to use the previously reported CPI. If the CPI is rebased to a different year and 1982-84 CPI is no longer used, the base reference period for the Notes will continue to be the 1982-84 reference period as long as that CPI continues to be published. If such CPI is no longer published, and the discontinuation of publication occurs before the maturity date of the U.S. Treasury's Treasury 10-Year Inflation-Indexed Notes, Series A-2007, 3 3/8%, CUSIP Number 9128272M3 (the "Inflation-Linked Treasuries"), the base reference period will be that used for the Inflation-Linked Treasuries. If the discontinuation of publication occurs after the maturity date of the Inflation-Linked Treasuries, the base reference period will be that used in any other inflation-indexed notes that have been issued by the U.S. Treasury that remain outstanding at that time or, if no such notes are outstanding, will be determined in accordance with general market practice at the time.

        If the monthly CPI required for interest calculation is not available by an Interest Determination Date, the Reference CPI for such month shall be based on the previous twelve-month change in the CPI available. For example, if the CPI for the month "M" is not available, the formula for calculating the CPI to be used is:

            Ref CPIM= CPIM-1 x [CPIM-1 / CPIM-13]1/12

This index number will be used for all subsequent calculations that rely on that month s index number and will not be replaced by the actual CPI when it is reported.

        If, while the Notes are outstanding, the CPI is discontinued, or substantially altered before the maturity date of the Inflation-Linked Treasuries, the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Inflation-Linked Treasuries as described in the 62 Federal Register 846-874 (January 6, 1997). If the CPI is discontinued after the maturity date of the Inflation-Linked Treasuries, the substitute index will be that used in any other inflation-indexed notes that have been issued by the U.S. Treasury that remain outstanding at that time or if no such notes are outstanding will be determined in accordance with general market practice at the time.

        In calculating the interest due under the Notes, if any, the Calculation Agent will first truncate to six decimal places and then round to five decimal places, with the sixth decimal place rounded upwards (e.g., 62.87759% (.6287759) would be truncated to 62.8775% (or
 .628775) and then rounded to 62.878% (or .62878), and all dollar amounts used in or resulting from any calculation in respect of the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

Determination of Semi-Annual Coupon

        Interest payable on the Notes shall be determined on the Interest Determination Date in respect of an Interest Payment Date and will be payable in U.S. dollars on the related Interest Payment Date in an amount determined in accordance with the following formula:


max [Principal x  [(Spread x (Act. Days in Interest Calculation Period /
    Actual Days in Year)) + ((Reference CPIn / Reference CPIn-1) - 1)], 0]

provided, however, that the rate of interest shall not be less than 0%. The rate of interest payable on the Notes on an Interest Payment Date will exceed the Spread (3.20%) if the Reference CPI for that Interest Payment Date has increased relative to the Reference CPI for the immediately preceding Interest Payment Date. The rate of interest payable on an Interest Payment Date will be less than 3.20% if the Reference CPI for that Interest Payment Date decreased relative to the Reference CPI for the immediately preceding Interest Payment Date, but will not be less than 0%. If the Reference CPI for the relevant Interest Payment Date has remained the same relative to the Reference CPI for the immediately preceding Interest Payment Date, the Interest Rate payable on the Notes for the related Interest Payment Date will be 3.20%.

       The rate of interest, if any, applicable to the Notes will be adjusted in arrears on each Interest Reset Date, commencing August 15, 1997, and applied retroactively to all days in the immediately preceding Interest Calculation Period (as defined below). For this purpose, the number of days in an Interest Calculation Period will not be changed whether or not any Interest Reset Date in respect of such period is a New York Business Day.

       For purposes of the Notes, the following terms shall have the following meanings:

       Reference CPIn-1 means the Reference CPI (as determined on the Interest Determination Date as described above under "Interest"), for the Interest Payment Date immediately preceding the Interest Payment Date for which the calculation is being made (or in the case of the Interest

       Payment Date in August 1997, the Reference CPI for February
       14, 1997).

       Reference CPIn means the Reference CPI (as determined on the Interest Determination Date as described above under "Interest") for the Interest Payment Date (or, in the case of the Maturity of the Notes other than on the Stated
       Maturity Date, such date of Maturity) in the month for which the calculation is being made.

       "Calculation Agent" means Morgan Guaranty Trust Company. TMCC has appointed Morgan Guaranty Trust Company as Calculation Agent for the purpose of making the determination of the Reference CPI amounts and the interest due under the Notes. If any then acting Calculation Agent is unable to act as such, TMCC will appoint another agent to act as Calculation Agent; provided that such replacement Calculation Agent shall be a major U.S. money center bank with its principal offices in New York City. All determinations made by the Calculation Agent shall be at its sole discretion and, in the absence of manifest error, shall be conclusive for all purposes and binding on TMCC and the holders of the Notes.

       "Interest Calculation Period" means with respect to any period, the period from and including the most recent Interest Reset Date (or from and including the original issue date in the case of the first Interest Reset Date) to but excluding the next succeeding Interest Reset Date for which accrued interest is being calculated.

       "Interest Determination Date" means with respect to each Interest Payment Date, the date that is seven New York
       Business Days immediately preceding such Interest Payment
       Date.

       "Interest Reset Date" means each February 15 and August 15, whether or not a New York Business Day.

       "New York Business Day" means any day, other than a Saturday or Sunday, that is a day on which commercial banks are generally open for business (including dealings in foreign exchange and foreign currency) in New York, New York.

       "Spread" means 3.20% (320 basis points).


                                 RISK FACTORS

General

       The Notes are speculative in nature and involve a high degree of risk. An investment in Notes indexed to the CPI entails significant risks that are not associated with similar investments in a conventional fixed-rate debt security. The Notes are financial instruments that are suitable only for sophisticated investors who are experienced with respect to derivatives and derivative transactions. The credit ratings assigned to TMCC's Medium-Term Note Program are reflective of TMCC's credit status and, in no way, are reflective of the potential impact of the factors discussed below, or any other factors, on the market value of the Notes. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of their particular circumstances. For further information, see "Description of Notes -- Indexed Notes" in the accompanying Prospectus Supplement.


Loss of Interest

       If the interest rate on a note is indexed, then changes in the index may result in an interest rate that is less than that payable on a conventional fixed rate debt security issued at the same time. Up to all of the interest on the Notes will be placed at risk from movements in the CPI. (See, "Risk Factors -- Consumer Price Index" and "Historical Data", below.) The interest, if any, payable on the Notes will be determined by applying the formula set forth under "Interest - Determination of Semi-Annual Coupon" and will depend on the CPI as of each of the dates specified in such formula. For these reasons, Holders of Notes should be prepared to sustain a substantial loss of their return on the Notes if the relative levels of the Consumer Price Index are adverse to the holders of Notes.

Consumer Price Index

       Holders of Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. (See, "Historical Data", below.) Changes in the CPI are a function of the changes in specified consumer prices over time which result from the interaction of many factors over which TMCC has no control.

        In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

       In addition, the Congressionally-appointed Boskin Commission concluded in its report released in December 1996 that the CPI overstates increases in the cost of living and recommended significant adjustments to the calculation of the index. Chairman of the Federal Reserve Board, Alan Greenspan, also recently testified before Congress to similar effect. To date, neither the BLS nor Congress has adopted or mandated any change in the manner in which the CPI is calculated. However, there can be no assurance that such a change will not be adopted or mandated and that as a result, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, will not be significantly reduced.

Illiquidity of Notes; Secondary Trading in the Notes

       The Notes are a new issue of securities with no established trading market. The Notes will not be traded on any exchange and there can be no assurance that a secondary market for the Notes will develop or, if developed, will continue or be liquid. Even if a market develops for the Notes, it is expected that transaction costs in any such secondary market will be high. As a result, if J.P. Morgan Securities Inc. makes a market in the Notes, which it is not obligated to do, the spread between bid and asked prices for Notes may be substantial.

       The secondary market for the Notes will be affected by a number of factors independent of the creditworthiness of TMCC, including the possibility that the CPI may be subject to significant changes, that changes in the CPI may not correlate to changes with interest rates generally or with changes in other indices, that the resulting interest may be greater or less than that payable on other securities of similar maturities, that in the event of sustained deflation, the amount of the semiannual interest payments will decrease, the volatility of the CPI, the time remaining to Maturity of the Notes, the amount of other securities linked to the CPI, the level, direction and volatility of market interest rates generally and the fact that the rate of interest, if any, on the Notes with respect to any given Interest Period will not be determinable until the end of such period. Such factors also will affect the market value of the Notes. The calculation of the Reference CPI is determined in arrears and incorporates an approximate three-month lag, which may also have an impact on the trading price of the Notes. The inability to determine accrued interest until seven New York Business Days prior to the Interest Payment Date may impact the liquidity of the Notes, particularly during periods of significant, rapid changes in the CPI. Accordingly, holders of Notes may not be able to sell Notes readily or at prices that will enable holders to realize their anticipated yield. No investor should purchase Notes unless such investor understands and is able to bear the risk that the Notes may not be readily saleable, that the value of the Notes will fluctuate over time and that such fluctuations may be significant.

Conflicts of Interest

       The Calculation Agent will enter into a swap transaction with TMCC to hedge TMCC's exposure with respect to the Notes and, depending on movements with respect to the CPI, may be obligated to pay certain amounts to TMCC with respect to the swap. As a result, the Calculation Agent may have a conflict of interest to the extent that the Calculation Agent's trading activities or the determinations made by the Calculation Agent in respect to the Notes affects the payments due to or from the Calculation Agent under the related swap transaction.

                     EXAMPLE OF INTEREST CALCULATION


       The following is an example of the calculation of the first interest payment on the Notes using hypothetical CPI data and the indicative Spread of 320 basis points:

Settlement Date: February 14, 1997
First Interest Payment Date:    August 15, 1997
Spread over CPI: 320 basis points
Principal: $100,000,000

            Nov-96         Dec-96         May-97         June-97
CPI         158.690        158.693        160.807        161.246

Reference CPIn-1 = Reference CPI2/14/97
       = CPINov + (CPIDec - CPINov)*((Feb 14-Feb 1)/(actual # days in
       Feb))
       = 158.690 + (158.693 - 158.690)*13/28
       = 158.69139

Reference CPIn = Reference CPI8/15/97
       = CPIMay + (CPIJun - CPIMay)*((Aug 15-Aug 1)/(actual # of days in Aug))
       = 160.807 + (161.246 - 161.807)*14/31
       = 161.00526

CPI Component = (161.00526/158.69139) - 1
              = 1.45809%

Spread        = 3.20000%

First Coupon  = $100,000,000[(3.2000%)(182/365) +(1.45809%)]
              = $3,053,706 (3.05371%)

First Coupon per $1,000 = $30.53706

       THE FOREGOING EXAMPLE IS ILLUSTRATIVE ONLY. NO
REPRESENTATION IS MADE AS TO WHAT THE FIRST INTEREST PAYMENT, OR ANY INTEREST PAYMENT, ON THE NOTES WILL BE.

       The actual amount received on any Interest Payment Date will depend upon the CPI in effect on the Interest Reset Date compared to the CPI in effect on the prior Interest Reset Date (or the original issue date in the case of the first calculation of interest). Historical data regarding the CPI for the period indicated is set forth below.

                            HISTORICAL DATA

     The table below sets forth for each of the dates listed, the CPI as published by the BLS. Fluctuations in the CPI that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be greater or less than those that have occurred historically. The interest payable on the Notes is adversely affected by decreases in the CPI.

             Date                    CPI

             Jan 94                  1.462
             Feb 94                  1.467
             Mar 94                  1.472
             Apr 94                  1.474
             May 94                  1.475
             Jun 94                  1.480
             Jul 94                  1.484
             Aug 94                  1.490
             Sep 94                  1.494
             Oct 94                  1.495
             Nov 94                  1.497
             Dec 94                  1.497
             Jan 95                  1.503
             Feb 95                  1.509
             Mar 95                  1.514
             Apr 95                  1.519
             May 95                  1.522
             Jun 95                  1.525
             Jul 95                  1.525
             Aug 95                  1.529
             Sep 95                  1.532
             Oct 95                  1.537
             Nov 95                  1.536
             Dec 95                  1.535
             Jan 96                  1.544
             Feb 96                  1.549
             Mar 96                  1.557
             Apr 96                  1.563
             May 96                  1.566
             Jun 96                  1.567
             Jul 96                  1.570
             Aug 96                  1.573
             Sep 96                  1.578
             Oct 96                  1.583
             Nov 96                  1.586
             Dec 96                  1.586

Plan of Distribution

       Under the terms of and subject to the conditions of a Distribution Agreement dated as of October 17, 1991, as amended, (the "Agreement"), between TMCC and J.P. Morgan Securities Inc. ("JP

Morgan"), JP Morgan, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at a discount of 0.175%. JP Morgan may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at varying prices related to prevailing market prices at the time of resale, as determined by JP Morgan.

       Under the terms and conditions of the Agreement, JP Morgan is committed to take and pay for all of the Notes offered hereby if any are taken.

Certain U.S. Tax Considerations

       The following is a summary of the principal United States federal income tax consequences of ownership of the Notes. The summary concerns initial U.S. Holders (as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with tax consequences to special classes of holders such as dealers in securities or currencies, persons who hold the Notes as a hedge against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, U. S. Holders whose functional currency is other than the United States dollar, or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange or for property other than cash. The discussion below is based upon the Internal Revenue Code of 1986, as amended, and final, temporary and proposed United States Treasury Regulations. In particular, the following discussion is based on certain Treasury Regulations relating to contingent payment debt instruments and variable rate debt instruments issued in final form on June 11, 1996 (the "Contingent Debt Regulations"). Persons considering the purchase of the Notes should consult with and rely solely upon their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences arising under the laws of any other domestic or foreign taxing jurisdiction.

       Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus
Supplement.

       Because (i) the issue price of the Notes does not exceed their total noncontingent principal payments by more than a de minimis amount, (ii) the Notes provide for stated interest at a single objective rate, (iii) the objective rate in effect at any time during the term of the Notes is a current value of that rate, and (iv) the Notes do not provide for any contingent principal payments, the Notes are treated as variable rate debt instruments under the Contingent Debt Regulations. In addition, because the stated principal amount of the Notes does not exceed their issue price by more than a de minimis amount, the Notes are not treated as having OID.

       The Contingent Debt Regulations provide special rules for determining the amount and accrual of qualified stated interest on variable rate debt instruments. In general, the rules convert the debt instruments into fixed rate debt instruments and then apply the general OID rules to the debt instruments. In the case of variable rate debt instruments such as the Notes, which provide for stated interest at a single objective rate that is unconditionally payable in cash at least annually, all stated interest with respect to the Notes constitutes qualified stated interest. The amount of qualified stated interest allocable to an accrual period is determined by assuming that the variable rate is a fixed rate that reflects the yield that is reasonably expected for the debt instrument. A U.S. Holder of the Notes using the accrual method of accounting for tax purposes will accrue ordinary interest income at a fixed rate that reflects the reasonably expected yield on the Notes at the issue date. The qualified stated interest allocable to an accrual period will be increased (or decreased) if the interest actually paid during the accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period. A U.S. Holder using the cash method of accounting for tax purposes will treat all interest payments under the Notes as ordinary interest income as paid.

       A U.S. Holder will recognize gain or loss on the sale, exchange or other disposition of its Notes, measured by the difference between the fair market value of the consideration received (except to the extent attributable to accrued interest) and the U.S. Holder s adjusted tax basis in its Notes. Any such gain or loss generally will be long-term capital gain or loss if the Notes have been held for more than one year.